UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

WYNDHAM HOTELS & RESORTS, INC.
(Name of Subject Company)

WYNDHAM HOTELS & RESORTS, INC.
(Name of Persons Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

98311A105
(CUSIP Number of Class of Securities)

Paul Cash, Esq.
General Counsel and Corporate Secretary
Wyndham Hotels & Resorts, Inc.

22 Sylvan Way
Parsippany, New Jersey 07054
Telephone: (973) 753-6000
(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:
Daniel E. Wolf, Esq.
David B. Feirstein, Esq.
Carlo F. Zenkner, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
(212) 446-4800

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 4 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Wyndham Hotels & Resorts, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission on December 18, 2023. The Statement relates to the unsolicited offer by Choice Hotels International, Inc., a Delaware corporation (“Choice”), through its wholly owned subsidiary, WH Acquisition Corporation, a Delaware corporation, to exchange any and all of the issued and outstanding shares of Wyndham common stock, par value $0.01 per share, for, at the election of the holder, (i) $49.50 in cash and 0.324 shares of Choice common stock, par value $0.01 per share (“Choice Common Stock”) (together with the $49.50 in cash, the “Standard Offer Consideration”), (ii) an amount in cash equal to the equivalent market value of the Standard Offer Consideration based on the volume-weighted average of the closing prices of Choice Common Stock as quoted on the New York Stock Exchange (the “NYSE”) over the five NYSE trading days ending on the 10th business day preceding March 8, 2024 (the “Expiration Date”) or (iii) a number of shares of Choice Common Stock having a value equal to the equivalent market value of the Standard Offer Consideration (based on the volume-weighted average of the closing prices of Choice Common Stock as quoted on the NYSE over the five NYSE trading days ending on the 10th business day preceding the Expiration Date), subject to proration, as disclosed in the Prospectus/Offer to Exchange dated December 12, 2023 and the related Letter of Transmittal. Except as otherwise set forth in this Amendment, the information set forth in the Statement remains unchanged.

The Statement is hereby amended and supplemented as follows:

Item 4.
The Solicitation or Recommendation

The disclosure on page 24 of the Statement is hereby amended and supplemented as follows (bold and underline reflects new disclosure):

“On December 13, 2023, Choice responded to Wyndham’s December 8 letter, denying the allegations therein.

Choice’s filing of the Offer on December 12, 2023 with unchanged terms triggered a mandatory obligation for the Wyndham Board to publish a comprehensive and transparent response to its shareholders. Before doing so and before the Wyndham Board met to discuss the Offer, consistent with fulfilling its fiduciary duties, the Wyndham Board took the extra step of having a representative of Wyndham informally contact a Choice representative to determine if there was any pathway to an actionable transaction that adequately addressed all of the concerns Wyndham had expressed, including the additional antitrust challenges resulting from the FTC’s issuance of a 17-topic information request requiring extensively detailed documents, data, and interrogatories about the parties and transaction on December 11, 2023 and franchisees’ reactions to the Offer. It became clear that Choice was unable and unwilling to address the major value gap in their offer and still did not have a realistic view of the growing asymmetrical antitrust risk to Wyndham shareholders.

On December 17, 2023, the Wyndham Board held a meeting with Wyndham management and representatives of Kirkland, Arnold & Porter Kaye Scholer LLP, Deutsche Bank and PJT Partners present, to discuss the Offer and the Company’s response. The Wyndham Board also reviewed the financial advisor relationships disclosure of each of Deutsche Bank and PJT Partners. During this meeting, at the request of the Wyndham Board, each of Deutsche Bank and PJT Partners rendered their respective oral opinions to the Wyndham Board, subsequently confirmed in writing, that as of December 17, 2023, and based upon and subject to among other things, the assumptions made, procedures followed, matters considered and limitations, qualifications and conditions on the review undertaken in connection with such opinion set forth in their respective written opinions, the consideration proposed to be paid to the holders (other than the Company, Purchaser and their respective affiliates) of Wyndham Common Stock pursuant to the Offer was inadequate from a financial point of view to such holders. The full text of the respective written opinions of Deutsche Bank and PJT Partners, each dated December 17, 2023 and each of which sets forth the assumptions made (including the assumption that no Additional Consideration would be payable), procedures followed, matters considered and limitations, qualifications and conditions on the review undertaken in connection with such opinions, are attached as Annexes B and C, respectively. Each of Deutsche Bank and PJT Partners provided its opinion for the information and assistance of the Wyndham Board in connection with its consideration of the Offer. The respective opinions of Deutsche Bank and PJT Partners are not a recommendation as to any action the Wyndham Board should take with respect to the Offer or any aspect thereof, or a recommendation as to whether or not any holder of Wyndham Common Stock should tender such shares in connection with the Offer or any other matter. Representatives of Kirkland reviewed the Board’s fiduciary duties and certain other legal matters in connection with the Offer.”

The first paragraph under the heading “(II) The Offer is inadequate and undervalues Wyndham’s superior, standalone growth prospects” on page 28 of the Statement is hereby amended and supplemented as follows (~~strikethrough~~ reflects deletion and bold and underline reflects new disclosure):

“At Choice’s current share price, its offer to acquire all outstanding shares of Wyndham represents a value of approximately $85 per share, below the stated nominal value of $90 per share proposed on October 16, 2023, the last trading day before Choice publicized the August Proposal (the “Unaffected Date”). The Wyndham Board believes that Wyndham can deliver long-term stockholder value in excess of the ~~risk-adjusted~~ value reflected in the Offer by continuing to execute on its existing business plan which has included launching new brands, leveraging its global brand recognition for additional growth, delivering its signature owner-first philosophy to increase franchisee retention, and taking advantage of the alignment between prevailing secular growth trends and Wyndham’s geographic footprint and value proposition.

Wyndham’s standalone growth opportunities, consistent with Wyndham’s published guidance in October 2023, could provide up to $44 of incremental share price appreciation and, in the view of the Wyndham Board, represents a far more compelling value than the Offer. Wyndham’s realization of underway initiatives is expected to produce 7-10% adjusted EBITDA CAGR through 2026, creating approximately $20 per share in incremental value. In addition, Wyndham’s strong free cash flow generation over the next two years is expected to exceed $700 million, which can be deployed for organic or inorganic growth opportunities and could result in potential incremental value per share of approximately $8. In contrast to Choice and a potential combined Choice/Wyndham, Wyndham has significant leverage capacity beyond free cash flow, which can be used to fund incremental growth. Increasing Wyndham’s leverage to just 3.5x over the next two years provides an additional $700 million, the deployment of which could result in a further increase in share price by approximately $8. In addition, given Wyndham’s current trading levels relative to peers, a 1.0x multiple uplift could have substantial impact on value to Wyndham’s stockholders, potentially increase share price by approximately $8 per share. Neither the Offer’s stated nominal value of $90 per share nor its value immediately prior to the initial filing of this Statement (as of December 15, 2023) of $85 per share represents a sufficient premium over Wyndham’s current share price of $80.61 (as of January 9, 2024) or its 2023 high of $80.87 (as of February 15, 2023).

In analyzing the value of the Offer, including in comparison to the value inherent in Wyndham’s standalone prospects, the Wyndham Board considered certain risks associated with the Offer. In light of the significant regulatory risk associated with the Offer described above, the Wyndham Board’s analysis of the Offer accounted for the risk that the transaction either (1) never closes and the Wyndham stockholders never receive any consideration or (2) the transaction only closes after an extended period of time which diminishes the net present value of the consideration being offered (and the Wyndham Board assumed that no Additional Consideration would be paid). In addition, as noted below, the Wyndham Board has expressed concerns about the value of Choice’s stock which forms a significant portion of the consideration in the Offer. As discussed in the Statement, the Company’s evaluation of the Offer took into account the declining value of Choice’s stock since Choice’s first public disclosure of its approach to Wyndham (which directly affects the value of the consideration being offered to Wyndham stockholders) as well as the perceived lack of future upside in Choice’s stock especially as compared to Wyndham’s stock. Even before adjusting for these risks, the Wyndham Board believes that Wyndham’s standalone plan offers Wyndham stockholders more compelling value (as discussed in more detail below in this section). Furthermore, when the Offer is viewed in light of the risks associated with the transaction, the Wyndham Board believes that the value of the Offer is even less compelling for Wyndham’s stockholders.”

The third bullet under the heading “The uncertain regulatory timeline presents significant risk to our business with lack of adequate protections” on page 28 of the Statement is hereby amended and supplemented as follows (~~strikethrough~~ reflects deletion and bold and underline reflects new disclosure):

“The Additional Consideration offered by Choice as a ‘‘ticking fee’’ does not compensate Wyndham shareholders for the risks associated with a prolonged regulatory review resulting in the transaction not closing and, in any event, is illusory based on how Choice crafted its Offer; the Additional Consideration is not payable if the transaction does not close and therefore is not in any way incremental to the inadequate reverse termination fee included in the November Proposal. Even if the Offer is completed after a prolonged regulatory review, the Additional Consideration will never be payable because Choice’s Offer states that it only begins accruing on the one-year anniversary of the Minimum Tender Condition being satisfied – the Minimum Tender Condition is, under the Offer, only capable of being satisfied immediately prior to the expiration of the Offer and hence a one year period subsequent to that date will never elapse ~~something that can only happen when the Offer ACTUALLY closes~~. This continues Choice’s pattern of misrepresenting the value of the ‘‘ticking fee’’ it purports to offer and shows that Choice is not serious about compensating Wyndham stockholders for the harm inflicted by a protracted regulatory process in connection with its Offer.”

The bullet titled “The Offer undervalues Wyndham’s growth, especially in comparison to Choice’s slower growing business” on page 29 of the Statement is hereby amended and supplemented as follows (bold and underline reflects new disclosure):

“The Offer undervalues Wyndham’s growth, especially in comparison to Choice’s slower growing business. Since the spin-off from Wyndham Worldwide on May 31, 2018, Wyndham has undertaken a series of initiatives that lay a strong foundation and provide a runway for sustainable long-term organic growth to deliver outsized value to our stockholders. The Wyndham Board believes that the Offer does not take into consideration Wyndham’s upside potential and consequently exposes its stockholders to a Choice business that, in comparison, has underperformed on an organic basis. Wyndham has outpaced Choice in organic net room growth by approximately 92,000 rooms since 2020 and has grown its U.S. portfolio for nine consecutive quarters.8 As of September 30, 2023, Wyndham’s pipeline had expanded 9% year to date and has grown sequentially for 13 consecutive quarters, while under Choice’s self-styled “proven leadership”, Choice’s pipeline contracted over 7% year to date. Moreover, Choice’s RevPAR accretive brands within its pipeline declined 38% over the preceding three years.9 Choice’s lack of organic net room growth and pipeline decline translated into organic adjusted EBITDA growth of just 1% during the first half 2023 while Wyndham’s comparable adjusted EBITDA grew 9% during that same period.10 Wyndham utilized comparable adjusted EBITDA in order to be able to compare to the Choice adjusted EBITDA. Choice excludes the surplus or deficit of the marketing funds while Wyndham does not exclude the marketing fund surplus or deficit (variability) to arrive at adjusted EBITDA. As such, to compare the Choice adjusted EBITDA growth of 1% during the first half of 2023, Wyndham needed to further adjust its adjusted EBITDA to exclude the marketing fund variability of $38 million, which occurred in the first half of 2023.  Wyndham’s more efficient business model has also resulted in significantly higher free cash flow conversion than Choice. For the first half 2023, free cash flow conversion was 102% for Wyndham compared to just 54% for Choice.11 Wyndham’s 2024 outlook of 7-8% organic growth and 7-10% adjusted EBITDA CAGR through 2026 is supported by management’s strong track record of organic growth and builds on the 6% year-over-year comparable adjusted EBITDA increase in 2023.12 Wyndham’s simplified, asset-light franchising business model resulted in 80%+ industry-leading adjusted EBITDA margins13 and approximately 100% annual free cash flow conversion.

The bullet titled “The Wyndham Board has received inadequacy opinions from each of Deutsche Bank and PJT Partners” on page 33 of the Statement is hereby amended and supplemented as follows (bold and underline reflects new disclosure):

“The Wyndham Board considered the fact that each of Deutsche Bank and PJT Partners rendered an oral opinion to the Wyndham Board, subsequently confirmed in writing, to the effect that, as of December 17, 2023, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations, qualifications and conditions on the review undertaken described therein, the consideration proposed to be paid to the holders of Wyndham Common Stock (other than Choice, Purchaser and their respective affiliates) pursuant to the Offer was inadequate from a financial point of view to such holders. The full text of the respective written opinions of Deutsche Bank and PJT Partners, each dated December 17, 2023, and each of which sets forth the assumptions made (including the assumption that no Additional Consideration would be payable), procedures followed, matters considered and limitations qualifications and conditions on the review undertaken in connection with such opinion, are attached as Annexes B and C, respectively. Deutsche Bank and PJT Partners provided their respective opinions for the information and assistance of the Wyndham Board in connection with its consideration of the Offer. The respective opinions of Deutsche Bank and PJT Partners are not a recommendation as to any action the Wyndham Board should take with respect to the Offer or any aspect thereof, or a recommendation as to whether or not any holder of Wyndham Common Stock should tender such Wyndham Common Stock in connection with the Offer or any other matter.”

Item 7.
Purposes of the Transaction and Plans or Proposals

The first paragraph in “Item 7 – Purposes of the Transaction and Plans or Proposals” on page 37 of the Statement is hereby amended and supplemented as follows (bold and underline reflects new disclosure):

“Wyndham has engaged in discussions with Choice, and also regularly maintains contact with other third parties in the industries in which it participates, regarding possible business transactions. Wyndham has not ceased, and expects to continue, such activity as a result of the Offer. In addition, Wyndham and its representatives have engaged in discussions with Choice and, in particular, as previously discussed, Wyndham and its representatives have continuously held discussions with Choice to explore if there was a path to a combination that creates value for Wyndham stockholders and would be additive to Wyndham’s strategic and financial plan, including exploring terms that could address the concerns expressed by the Wyndham Board. Wyndham and its representatives may in the future engage in discussions regarding the foregoing with Choice. Wyndham’s policy has been, and continues to be, not to disclose the existence or content of any such discussions with third parties including Choice (except as may be required by law). Wyndham does not expect to provide an update regarding the foregoing unless and until it is engaged in negotiations that would result in a material change to the information set forth in this Statement, at which point, Wyndham will update this Statement accordingly.”

Item 8.
Additional Information

The first paragraph under the subsection entitled “Cautionary Note Regarding Forward-Looking Statements” on page 44 of the Statement is hereby amended and supplemented as follows (~~strikethrough~~ reflects deletion and bold and underline reflects new disclosure):

“Certain statements either contained in or incorporated by reference into this document, other than purely historical information, and the assumptions upon which those statements are based, are “forward-looking statements.” ~~This Statement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act.~~ These statements include, but are not limited to: statements related to Wyndham’s views and expectations regarding the Offer; any statements relating to the plans, strategies and objectives of management or the Wyndham Board for future operations and activities; any statements concerning the expected development, performance, market share or competitive performance relating to products or services; any statements regarding current or future macroeconomic trends or events and the impact of those trends and events on Wyndham and its financial performance; and any statements of assumptions underlying any of the foregoing. ~~We claim the protection of the Safe Harbor contained in the Private Securities Litigation Reform Act of 1995 for forward-looking statements.~~ Forward-looking statements include those that convey management’s expectations as to the future based on plans, estimates and projections at the time Wyndham makes the statements and may be identified by words such as “will,” “expect,” “believe,” “plan,” “anticipate,” “intend,” “goal,” “future,” “outlook,” “guidance,” “target,” “objective,” “estimate,” “projection” and similar words or expressions, including the negative version of such words and expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report.”

Annex D
Non-GAAP Financial Measures

Note (h) to the Reconciliation of Net Income to Comparable Adjusted EBITDA is hereby amended and supplemented as follows (bold and underline reflects new disclosure):

“(h) Relates to the quarterly timing variances from Wyndham’s marketing funds. Wyndham’s franchise agreements require the payment of marketing and reservation fees, and in accordance with its franchise agreements, Wyndham is generally contractually obligated to expend such marketing and reservation fees for expenses associated with operating an international, centralized reservation system, e-commerce channels such as the Wyndham’s brand.com websites, as well as access to third-party distribution channels, such as online travel agents, advertising and marketing programs, global sales efforts, operations support, training and other related services. Marketing and reservation fees are recognized as revenue when the underlying sales occur. Although Wyndham is generally contractually obligated to spend the marketing and reservation fees it collects from franchisees, the marketing and reservations costs are expensed as incurred. The marketing and reservation fees earned are generally highest during the summer season when the franchised hotels have the highest occupancy and daily rates. However, the marketing and reservation expenses are generally highest during the first half of the year, in order to drive the higher occupancy in the summer months. Accordingly, the seasonality of the marketing and reservation revenue and expenses result in variability of the marketing fund net surplus or deficit during the quarters throughout the year.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:
January 10, 2024

WYNDHAM HOTELS & RESORTS, INC.

By:	/s/ Paul F. Cash
Name:	Paul F. Cash
Title:	General Counsel